

February 11, 2019

Robert V. Deere
Chief Financial Officer
Genesis Energy, L.P.
919 Milam, Suite 2100
Houston, TX 77002

> **Re: Genesis Energy, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed February 26, 2018**
> **File No. 1-12295**

Dear Mr. Deere:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.


Sincerely,

Division of Corporation Finance
Office of Natural Resources


cc: Ms. Karen N. Pape